                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                          GOLDEN STATE VINTNERS, INC.
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                                (Name of Issuer)


                      Class B Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   38121K 20 8
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                                 (CUSIP Number)


                           Marjorie Harris Loeb, Esq.
                              Miro Weiner & Kramer
                       38500 Woodward Avenue, Suite 100
                        Bloomfield Hills, Michigan 48304
                                 (248) 258-1214
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 July 17, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 38121K 20 8
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1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    The Scott J. Seligman Revocable Living Trust
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)


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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


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                7   SOLE VOTING POWER
  NUMBER OF
                    1,229,600
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,229,600
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,229,600
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.7%
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14   TYPE OF REPORTING PERSON (See Instructions)


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CUSIP No. 38121K 20 8                13D                       Page 3 of 5 Pages

ITEM 1.           SECURITY AND ISSUER.

         This Schedule 13D relates to shares of Class B Common Stock, $.01 par value per share (the "Class B Common Stock"), of Golden State Vintners, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 500 Drake's Landing Road, Greenbae, California 94904.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by the undersigned on behalf of The Scott J. Seligman Revocable Living Trust under an Instrument of Trust dated December 17, 1992, as modified by the First Amendment dated June 18, 1996 (the "Reporting Person"). The Reporting Person is a trust existing under the laws of the State of Michigan. Additionally, information is included herein with respect to Scott J. Seligman (the "Controlling Person") as the settlor and sole trustee of the Reporting Person. The Controlling Person is the president of Seligman & Associates, a real estate development company. The Controlling Person is a United States citizen and his business address is One Towne Square, Suite 1913, Southfield, Michigan 48076.

         Neither the Reporting Person nor Controlling Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         Neither the Reporting Person nor Controlling Person has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 17, 2002, the Reporting Person used its trust assets to acquire 496,100 additional shares of the Issuer's Class B Common Stock in an open market purchase. The shares were acquired for a total consideration of $868,175 or $1.75 per share. Prior to such purchases, the Reporting Person owned 733,500 shares of Class B Common Stock, all of which shares were purchased in the open market with the Reporting Person's trust assets. The trust assets include income from the various investments of the trust, and may, from time to time, include amounts borrowed from banks and brokerage firm margin accounts for general purposes. None of such funds were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Class B Common Stock.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Controlling Person acquired the shares on behalf of the Reporting Person for investment purposes. The Controlling Person intends to review the Reporting Person's holdings in the Issuer on a continuing basis. Depending upon various factors, including, but not limited to, the Issuer's business, prospects and financial condition and other developments concerning the Issuer, available opportunities for the Reporting Person to acquire or dispose of the Class B Common Stock or securities convertible into Class B Common Stock, and other factors which may become relevant to its holdings in the future, the Controlling Person may, on behalf of the Reporting Person, take such actions in the future with respect to the Reporting Person's holdings in the Issuer as he deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional Class B Common Stock or securities convertible into Class B Common Stock in the open market, the purchase of additional Class B Common Stock or securities convertible into Class B Common Stock in privately negotiated transactions or otherwise, the disposition, from time to time or at any time, of all or a portion of the Class B Common Stock or securities convertible into Class B Common Stock now owned or hereafter acquired,

CUSIP No. 38121K 20 8                13D                       Page 4 of 5 Pages


either in a sale(s) of Class B Common Stock in the open market or the sale(s) of Class B Common Stock or securities convertible into Common Stock in privately negotiated transactions to one or more purchasers. Except as noted above, as of the date of this Schedule 13-D, neither the Controlling Person nor the Reporting Person has any plans or proposals, which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) Any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Schedule 13D, the Reporting Person beneficially owned 1,229,600 shares of Class B Common Stock, or 23.7% of the Issuer's outstanding shares of Class B Common Stock. Because of his position as the sole trustee of the Reporting Person, the Controlling Person is deemed to be the beneficial owner of 1,229,600 shares of the Class B Common Stock, or 23.7% of the Issuer's outstanding shares of Class B Common Stock.

         (b) As of the date of this Schedule 13D, the Reporting Person, acting through the Controlling Person as its sole trustee has sole voting and dispositive power with respect to 1,229,600 shares of Class B Common Stock and has shared voting and dispositive power with respect to 0 shares of Class B Common Stock.

         (c) Except as reported pursuant to Item 3, above, the Reporting Person has not effected any transactions in the Issuer's securities since the most recent filing on Schedule 13D.

CUSIP No. 38121K 20 8                13D                       Page 5 of 5 Pages



         (d) The Reporting Person affirms that no other person other than those persons named in response to Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class B Common Stock owned by such Reporting Person.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of Class B Common Stock owned by the Reporting Person.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         None.

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   July 26, 2002                   THE SCOTT J. SELIGMAN
                                         REVOCABLE LIVING TRUST

                                          /s/ Scott J. Seligman, Trustee
                                         --------------------------------------
                                         By:  Scott J. Seligman, Trustee